UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)

Common Stock, Par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

September 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:      Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709754105	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tang Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a)☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 709754105	13D/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tang Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a)☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 709754105	13D/A	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin C. Tang
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a)☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS PF, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 709754105	13D/A	Page 5 of 6 Pages

Explanatory Note: This Amendment No. 12 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on January 12, 2009 and amended February 19, 2009, March 3, 2009, March 10, 2009, March 12, 2009, March 30, 2009, April 28, 2009, June 19, 2009, February 5, 2010, May 28, 2010, June 30, 2010 and August 10, 2010 (as so amended the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).

Items 4 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

  ITEM 4.  Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

On September 20, 2010, the Merger Sub accepted the tender of all of the shares of Common Stock held by the Reporting Persons, pursuant to the terms of the Offer. The Reporting Persons received the consideration for such tender from Merger Sub on September 23, 2010.

  ITEM 5.  Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

Reference is made to Item 4 of the Statement.

As of September 20, 2010 the Reporting Persons ceased to be the beneficial owner of any securities of the Issuer.

CUSIP No. 709754105	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2010 Date Tang Capital Partners, LP By: Tang Capital Management, LLC By: /s/ Kevin C. Tang Kevin C. Tang, Manager

Tang Capital Management, LLC By: /s/ Kevin C. Tang Kevin C. Tang, Manager

/s/ Kevin C. Tang Kevin C. Tang